UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: July 31, 2020

Commission file number 001-36028

ARDMORE SHIPPING CORPORATION

(Translation of registrant’s name into English)

Belvedere Building

Ground Floor

69 Pitts Bay Road

Pembroke, HM08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).    Yes  ☐    No  ☒

Item 1—Information Contained in this Form 6-K Report

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of an announcement of Ardmore Shipping Corporation dated July 31, 2020 and as Exhibit 99.2 is a copy of Ardmore Shipping Corporation’s current investor presentation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARDMORE SHIPPING CORPORATION

Date: July 31, 2020	By:	/s/ Paul Tivnan
Paul Tivnan
Chief Financial Officer, Treasurer and Secretary